VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2008 JAN 10 A 11:22
CORPORATE FINANCE

28 December 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

08000136

Attention: Mr. Elliot Staffin

Re: **~~Viralytics~~ Limited**
12g3-2(b) Information
File No. 82-34945

SUPPL

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED
'08 JAN 10 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX RELEASE

Date: 28th December 2007

Subject: Disclosure Notice - (Corporations Act 2001 – s708A(5)(e)): Issue of placement shares

---

The Company relies upon case 1 in s708A(5) of the Corporations Act 2001 in respect of the placement. The Issuer named above notifies ASX, as required by section 708A(6) of the Corporations Act, as the operator of the prescribed financial market, of details of the issue of securities by placement to persons in response to offers made by the Company in accordance with section 708(5)(e) of the Corporations Act 2001.

Details of the securities issued

Class of securities:	Ordinary shares
ASX Code of the securities:	VLA
Date of issue of the securities:	28 December 2007
Total number of securities issued:	10,850,000

Signed for and on behalf of the Issuer:

Date: 28 December 2007 Name: Bryan Dulhunty Position held: Chairman

Signature: Original signed

1. The above securities will or have issued without disclosure to investors under section 708A(6) of Part 6D.2 of the Corporations Act 2001 and as permitted in compliance with s708A.

2. This notice is given under section 708A(5)(e) and in accordance with section 708A(6) of the Corporations Act 2001.

3. As at the date of this notice, the Issuer has complied with the provisions of Chapter 2M of the Corporations Act 2001 (as modified by an ASIC declaration dated 1 July 2004) in application to the Issuer and the Issuer has complied with section 674 of the Corporations Act 2001.

4. There is no 'excluded information' required to be set out in this notice by virtue of sections 708A(7) and (8).

5. The securities referred to above are ordinary shares, being ASX quoted securities within the meaning of section 708A(5) of the Corporations Act 2001 and have been trading on the ASX in the preceding 12 months (in circumstances where trading has not been suspended for more than a total of five days in the preceding 12 months).

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

6. No exemptions under sections 111AS or 111AT of the Corporations Act 2001 cover the Issuer or any person as director or auditor of the Issuer at any time in the 12 months preceding this notice.

7. Save as modified by the ASIC declaration of 1 July 2004, no order under sections 340 or 341 of the Corporations Act 2001 covers the Issuer or any director or auditor of the Issuer at any time in the 12 months preceding this notice.

Bryan Dulhunty
Executive Chairman

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Viralytics Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,850,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
5	Issue price or consideration	0.08
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 December 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
274,696,504	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,050,000	Unlisted Options
1,570,000	Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	33,850,000
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Working Capital

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	274,696,504	Ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed .... Date: 28th December 2007
(Executive Chairman)

Print name: Bryan Dulhunty ....

END